SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release 24 March, 2004 at 13:30

UPM’s President and CEO Jussi Pesonen at the Annual General Meeting:

“Paper markets developed as expected”

“Paper markets have, in broad terms, developed according to estimates UPM made in January. Paper deliveries have increased from last year. Average paper prices in Europe, except for newsprint, have stayed at the year end level. Increases in magazine paper prices in the US seem possible and US dollar price increases in overseas markets have already materialized. Paper prices are, however, clearly lower than a year ago.”

“In January, we estimated that the operating profit for this quarter would be somewhat lower than a year ago. According to IFRS, the operating profit before non-recurring items for Q1/2003 was EUR 122 million. Now we estimate that the operating profit before non-recurring items for the current period will be about one fifth less than in 2003,” said Pesonen.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations